RED CAPITAL MARKETS, LLC

Computation of Reserve Requirements under Rule 15c3-3

March 31, 2016

Computation of reserve requirements:

Total credit balances	$	—
Total debit balances		—
Excess of total credits over total debits		—
Reserve requirements (at 105%)		—

There are no material differences from the Company's computation under exhibit A of Rule 15c3-3 included in this audited report and that presented in the unaudited FOCUS Report X-17A-5, as filed April 25, 2016.

See accompanying report of independent registered public accounting firm.